Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Amended and Restated Management’s Discussion and Analysis

For the Three and Six Month Periods Ended June 30, 2020

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the six month period ended June 30, 2020

Amended and Restated

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The following management discussion and analysis (“MD&A”) may contain “forward-looking information” within the meaning of Canadian securities legislation (“forward-looking statements”). These forward-looking statements are made as of the date of this MD&A and the Company (as defined herein) does not intend, and does not assume any obligation, to update these forward-looking statements, except as required under applicable securities legislation. Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including “may”, “future”, “expected”, “intends” and “estimates”. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Certain forward-looking statements in this MD&A include, but are not limited to the following:

• the Company’s expansion plans; and

• its expectations regarding production capacity and production yields

The above and other aspects of the Company’s anticipated future operations are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. Such forward-looking statements are estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. Such factors include but are not limited to the Company’s ability to obtain the necessary financing and the general impact of financial market conditions, the yield from marihuana growing operations, product demand, changes in prices of required commodities, competition, government regulations and other risks.

For further information on the Company reference should be made to the Company’s public filings which are available on SEDAR.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the six month period ended June 30, 2020

Amended and Restated

INTRODUCTION

The following MD&A of Red White & Bloom Brands Inc. (formerly Tidal Royalty Corp.) (the “Company” or “RWB”) should be read in conjunction with the Company’s condensed interim consolidated financial statements and notes thereto for the three and six month periods ended June 30, 2020 and 2019, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee.

This document is intended to assist the reader in better understanding operations and key financial results as of the date of this MD&A. The consolidated financial statements and this MD&A have been approved by its Board of Directors. This MD&A is dated September 17, 2020.

All dollar amounts referred to in this MD&A are expressed in Canadian dollars except where indicated otherwise.

DESCRIPTION OF BUSINESS

The Company was incorporated on March 12, 1980 pursuant to the Business Corporations Act (British Columbia).

The Company’s head office and registered office is located at Suite 810 – 789 West Pender Street, Vancouver, British Columbia, V6C 1H2.

On April 24, 2020, Tidal Royalty Corp. (“Tidal”) and a private Ontario company named MichiCann Medical Inc. (“MichiCann”) completed an amalgamation structured as a three-corned amalgamation whereby MichiCann was amalgamated with a newly incorporated subsidiary of Tidal, forming the Company.

Immediately prior to the amalgamation, Tidal completed a consolidation of the Tidal common shares on the basis of one post-consolidation Tidal share for every sixteen pre-consolidation Tidal common shares and changed its name from “Tidal Royalty Corp.” to “Red White & Bloom Brands Inc.”. The post-consolidation common shares of Tidal were exchanged for shares of MichiCann on a 2:1 basis. Due to the terms of the exchange ratio, the previous shareholders of MichiCann acquired a controlling interest in Tidal and as such, the amalgamation has been accounted for as a reverse takeover transaction with MichiCann being the resulting issuer for financial reporting purposes.

The amalgamation resulted in all the issued and outstanding shares of MichiCann being exchange for one common share and one convertible series II preferred share of the Company. Holders of MichiCann common share purchase warrants and MichiCann stock options received one replacement warrant or stock option, as applicable, with each exercisable for units consisting of one common share and one convertible series II preferred share.

All convertible series II preferred shares are convertible into common shares, on a one for one basis, at any time between seven months and twenty-four months after their initial issuance date.

An aggregate of 101,345,349 common shares, 101,345,349 convertible series II preferred shares, 595,430 share purchase warrants and 7,962,679 stock options were issued to the former holders of MichiCann common shares, MichiCann warrants and MichiCann stock options, respectively. Refer to Note 5 of the financial statements for further details on the amalgamation.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the six month period ended June 30, 2020

Amended and Restated

Certain shareholders have entered into voluntary escrow and/or escrow and leak out agreements totaling 36,844,823 common shares and the underlying shares for 3,000,000 options. The escrow agreements carry various release terms between 6 and 18 months.

As a result of the completion of this transaction, the former holders of MichiCann common shares now hold approximately 82.25% of the issued and outstanding common shares and former holders of Tidal shares now hold 17.75% of the common shares, in each case, on a non-diluted basis.  A new board and new management assumed control of the Company on June 5, 2020, the shares of the Company resumed trading on the Canadian Securities Exchange under the new trading symbol “RWB”.

Prior to the amalgamation, Tidal’s primary business was investing in conventional equity, debt and other forms of investments in private and public companies in Canada and the United States.

RWB is an investment company with a focus on the United States cannabis industry. The Company’s current investments are primarily in the investment in PharmaCo Inc. (“PharmaCo”) which include the Debenture and its rights under the Put/Call Option Agreement (both described below) and the acquisition of Mid-American Growers Inc. (“MAG”), which completed on April 24, 2020 and is further described in the condensed interim consolidated financial statements for the three and six month periods ended June 30, 2020 and 2019.

The Company holds 8% senior secured convertible debenture (the “Debenture”) and a put/call option agreement (the “Put/Call Option”) to acquire all the issued and outstanding shares of its Michigan based investee PharmaCo, a private company incorporated under the laws of the State of Michigan. The Put/Call Option is subject to the Company completing the licensing requirements to operate in the State of Michigan. The Debenture is secured by all real and personal property and interests in the real and personal property of PharmaCo, whether now owned or subsequently acquired. The Debenture has a maturity date of January 4, 2023 unless the Debenture becomes due earlier.

PharmaCo was granted a Step 1 prequalification by the Medical Marihuana Licensing Board of the State of Michigan in October of 2018, and has been awarded multiple municipal approvals for grower permits (cultivation), manufacturing (including extraction and derivative manufacturing) and provisioning centers (dispensaries).

Since its prequalification was issued in October 2018, PharmaCo expanded its operations through the acquisition of multiple assets that cover cultivation, processing/manufacturing and provisioning centers throughout the state of Michigan.

PharmaCo has purchased three indoor cultivation facilities with a cumulative 110,000 square feet and 10 acres of outdoor cultivation. They control 2 locations for processing and currently operate 10 provisioning centers (dispensaries) as well as control an additional 8 dispensaries that have yet to be opened.

Plans are underway to roll out unified corporate branding to allow for even greater efficiency and scaling outside Michigan.

The Company closed the acquisition of MAG on April 24, 2020. MAG owns and operates a 3.6 million square foot facility in Granville, Illinois and holds both a hemp grower and hemp processing license with the state of Illinois.

Initial hemp crops are in the facility and the company intends to grow, process and sell various hemp and CBD products through this facility.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the six month period ended June 30, 2020

Amended and Restated

Lastly, the Company has a strategy of expanding to a limited number of additional states as the opportunity presents itself with the intent of only entering markets that allow for the operation at scale to try and maximize operational efficiencies generally only available to those businesses that operate at scale.

GOING CONCERN

As at June 30, 2020, the Company’s working capital was $47,893,519 (December 31, 2019 – working capital deficiency of $16,071,433) and has accumulated losses of $34,964,165 (December 31, 2019 - $14,677,625) since inception. The Company’s operations are mainly funded with debt and equity financing, which is dependent upon many external factors and may be difficult to raise when required. The Company may not have sufficient cash to fund the acquisition and development of assets therefore will require additional funding, which if not raised, may result in the delay, postponement or curtailment of some of its activities.

These conditions indicate the existence of material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern. If the going concern assumption were not appropriate, then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the statements of financial position classifications used. Such adjustments could be material.

COVID-19

Since December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and physical distancing, have caused material disruption to business globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.

PROPOSED TRANSACTION

On July 25, 2019, the Company entered a LOI with Kings Garden Inc. (“Kings Garden”) pursuant to which the Company will acquire all of the issued and outstanding shares of Kings Garden.

During the period ended June 30, 2020, the Company determine it would no longer pursue the acquisition of Kings Garden. As such, the $1,853,059 deposit advanced to Kings Garden under the terms of this LOI has been written off and is recorded in net loss.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the six month period ended June 30, 2020

Amended and Restated

SELECTED QUARTERLY FINANCIAL INFORMATION

Selected Annual Information

The following selected financial information is derived from the audited consolidated financial statements of the Company:

	Years Ended December 31, (audited)
	2019	2018	2017
Total revenues	$ -	$ -	$ -
Interest expense	3,540,353	-	-
Professional fees	1,952,329	53,522	2,442
Consulting fees	919,839	325,000	27,083
Salaries and wages	568,167	-	-
Net loss and comprehensive loss	12,513,900	2,131,039	32,686
Net loss per share – Basic & fully diluted	0.16	0.06	32,686
Totals assets	107,979,469	34,937,686	624,638
Total liabilities	55,542,045	161,937	586,373
Cash dividends declared per share	Nil	Nil	Nil

Selected Quarterly Information

	Quarters ended
	June 30, 20	Mar 31, 20
Sales	$ 1,512,050	$ -
Cost of sales	272,745	-
Gross profit before fair value adjustments	1,239,305	-
Gross profit after fair value adjustment on biological assets	9,514,065	-

Interest expense	2,080,625	1,961,952
Professional fees	572,577	257,567
Consulting fees	434,256	321,488
Salaries and wages	536,781	204,182
Listing expense	22,832,281	-
Net comprehensive (income) loss	24,954,994	(2,745,529)
Net (income) loss per share – Basic & fully diluted	0.20	(0.03)
Total assets	241,679,918	141,780,222
Total liabilities	92,100,904	85,475,194
Cash dividends declared per share	Nil	Nil

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the six month period ended June 30, 2020

Amended and Restated

RESULTS OF OPERATIONS

For the six months period ended June 30, 2020 compared to the six months period ended June 30, 2019.

As a result of MAG acquisition, the Company began generating revenue on April 24, 2020.  However, the Company still relies on external financings to generate capital.  As a result, the Company has continued to incur losses since the its inception including for the years ended December 31, 2019 and 2018.

The Company’s ability to continue operations is dependent on management’s ability to secure financing. Management is actively pursuing such additional sources of financing, and there can be no assurance it will be able to secure additional financing required for its operations. Accordingly, these factors indicate material uncertainties that may cause significant doubt as to the Company’s ability to continue as a going concern.  The Company is considering various financing options to fund its operations.

On August 19, 2020, the Company entered into an agreement with PI Financial Corp. and Eight Capital to act as co-lead underwriters, on behalf of a syndicate of underwriters, pursuant to which the underwriters will purchase, on a bought-deal basis, an aggregate of 20 million units of RWB at a price of 75 cents per unit for aggregate gross proceeds of $15-million.  On August 21, 2020, RWB and a syndicate of underwriters agreed to increase the size of the offering to 33.35 million units of RWB at a price of 75 cents per unit for aggregate gross proceeds of $25 million.

During the six month period ended June 30, 2020, the Company incurred a net loss and comprehensive loss of $20,286,540 (2019 - $7,404,237).  The increase in net loss and comprehensive loss of $12,882,303 was mainly attributable to the net effect of:

•Increase of $1,512,050 in sales, from $Nil in 2019 to $1,512,050 in 2020.  The increase is related to hemp sales generated by MAG after the acquisition.

•Increase of $272,745 in cost of sales from $Nil in 2019 to $272,745 in 2020.  The increase related to hemp sales generated by MAG after the acquisition.

•Increase of $8,274,760 in fair value adjustment on biological assets from $Nil in 2019 to $8,274,760.  The increase in related to fair value adjustment on biological assets and harvested inventory.

•Decrease of $383,826 in commission from $2,404,888 to $2,021,062 in 2020  The expense is related to the bridge financing transaction which was amended on January 10, 2020.

•Increase of $4,042,577 in interest expense from $Nil in 2019 to $4,042,577 in 2020.  The expense is related to interest on the credit facility.

•Decrease of $1,150,502 in share-based compensation from $2,425,730 to $1,275,228 in 2020.  The expense is related to stock options issued to executives, consultants, officers and employees of the Company.

•Increase of $755,744 in consulting fees from $Nil in 2019 to $755,744 in 2020.  The increase was to support management in its effort to build infrastructure necessary for the Company’s growth.

•Increase of $726,617 in marketing from $174,025 in 2019 to $900,652 in 2020.  The increase was to support increased marketing and investor relations activities.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the six month period ended June 30, 2020

Amended and Restated

•Increase of $830,144 in professional fees from $Nil in 2019 to $830,144 in 2020.  The increase in professional fees resulting from significant increase in legal and other professional work related to the amalgamation agreement, negotiations and the reverse takeover transactions.

•Increase of $740,963 in salaries and wages from $Nil in 2019 to $740,963 in 2020  The increase was to support management in its effort to build infrastructure necessary for the Company’s growth.  Another cause of the increase is the increased number of employees as a result of MAG acquisition.

•Decrease of $998,648 in general and administration from $1,637,946 in 2019 to $639,298 in 2020.

•Increase of $1,322,246 in depreciation from $Nil in 2019 to $1,322,246 in 2020.  The increase is related to increased depreciable property as a result of MAG acquisition.

•Increase of $6,122,121 in foreign exchange gain from loss of $1,741,600 in 2019 to gain of $4,380,521 in 2020

•Increase of $480,143 in interest income from $1,864,340 in 2019 to $2,344,483 in 2020.  The income is related to accrued interest on the Debenture.

•Increase of $316,931 in accretion of loans receivable from $1,124,015 in 2019 to $1,440,946 in 2020.  The income is related to accretion on the Debenture.

•Increase of $425,610 in management fees from $Nil in 2019 to $425,610 in 2020.  The management fee is related to management fee charged to MAG.

•Decrease of $588,402 in loss on revaluation of call option from $2,008,403 in 2019 to $1,420,001 in 2020.  The loss is related to revaluation of Put/Call option.

•Increase of $149,947 in gain on disposal from $Nil in 2019 to $149,947 in 2020

•Increase of $1,853,059 in write off of deposit from $Nil in 2019 to $1,853,059 in 2020.  The write off is related to Company’s decision not to pursue the acquisition of Kings Garden.

•Increase of $91,143 in revaluation of investment from $Nil in 2019 to $91,143 in 2020

•Increase of $22,832,281 in listing expense from $Nil in 2019 to $22,832,281 in 2020.  The expense is related to listing expense resulted from the reverse takeover transaction.

The increase in overall expenses during the six months period ended June 30, 2020 is in line with management expectation.

BIOLOGICAL ASSETS

The Company measures its biological assets at their fair value less costs to sell.  This is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price per gram and also for any additional costs to be incurred, such as post-harvest costs.

The following significant unobservable inputs, all of which are classified as level 3 on the fair value hierarchy, were used by management as part of this model:

•Estimated selling price – calculated as the weighted average historical selling price for all strains of hemp sold by the Company, which is expected to approximate future selling prices

•Stage of growth – represents the weighted average number of weeks out of the 15 week growing cycle that biological assets have reached as of the measurement date

•Yield by plant – represents the expected number of grams of finished hemp inventory which are expected to be obtained from each harvested hemp plant

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the six month period ended June 30, 2020

Amended and Restated

•Wastage – represents the weighted average percentage of biological assets which are expected to fail to mature into hemp plants that can be harvested

•Post-harvest costs – calculated as the cost per gram of harvested hemp to complete the sale of hemp plants post harvest, consisting of the cost of direct and indirect materials and labour related to labelling and packaging

The following table quantifies each significant unobservable input, and also provides the impact a 10% increase/decrease in each input would have on the fair value of biological assets.

	June 30, 2020	10% Change as at June 30, 2020
Estimated selling price	$0.45 per gram	$1,285,688
Stage of growth	9 Weeks	$227,381
Average yield by plant	115 grams	$887,121
Wastage	1%	$8,937
Post-harvest costs	$0.03 per gram	$314,337

The Company accretes fair value on a straight line basis according to stage of growth.  As a result, a hemp plant that is 50% through its 15 week growing cycle would be ascribed approximately 50% of its harvest date expected fair value (subject to wastage adjustments).

The Company’s biological assets consist of approximately 670,000 plants as at June 30, 2020.  The continuity of biological assets is as follows:

Carrying amount, December 31, 2019	$-

Acquired from MAG acquisition	6,500,637
Fair value adjustment	8,274,760
Transferred to inventory upon harvest	(6,139,585)

Carrying amount, June 30, 2020	$8,635,812

The Company’s estimates, by their nature, are subject to changes that could result from volatility of market prices, unanticipated regulatory changes, harvest yields, loss of crops, changes in estimates and other uncontrollable factors that could significantly affect the future fair value of biological assets.

These estimates include the following assumptions:

(a)Selling prices are determined by estimating the Company’s expected average selling price and mix of product strains;

(b)Cost incurred and remaining costs to complete were estimated by calculating the average production costs up to the point of harvest over the total production period;

(c)The percentage of costs incurred for each stage of plant growth;

(d)The stage of plant growth at which point of harvest is determined;

(e)Costs to sell and other fulfillment costs were determined by estimating the Company’s average cost per pound; and

(f)Expected yields of harvested plants are estimated and risk adjusted at each stage of growth.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the six month period ended June 30, 2020

Amended and Restated

LIQUIDITY AND CAPITAL RESOURCES

The Company has a history of operating losses and of negative cash flow from operations.  The Company will remain reliant on capital markets for future funding to meet its ongoing obligations.

The Company’s ability to continue operations is dependent on management’s ability to secure additional financing.  Management is actively pursuing such additional sources of financing, and there can be no assurance it will be able to secure additional financing required for its operations.  Accordingly, these factors indicate material uncertainties that may cause significant doubt as to the Company’s ability to continue as a going concern.

As at June 30, 2020, the Company had working capital of $47,893,519 (2019 - working capital deficiency of $16,071,433), consisting of cash in the amount of $2,599,154 (2019 - $1,378,687), prepaid expenses of $447,755 (2019 - $124,140), accounts receivable of $2,196,476 (2019 - $1,463,388), biological assets of $8,635,812 (2019 - $Nil), inventory of $12,022,264 (2019 - $Nil), current portion of loans receivable of $44,852,544 (2019 - $36,504,397), net of accounts payable and accrued liabilities of $6,803,649 (2019 - $1,334,370), contingent liabilities of $14,889,600 (2019 - $Nil), convertible debenture of $Nil (2019 - $17,597,600), lease liabilities of $71,531 (2019 - $Nil) and credit facility of $Nil (2019 - $36,610,075)

The Company believes that the current capital resources are not sufficient to pay overhead expenses for next twelve months and is currently seeking additional funding to fund its overhead expenses and its continuous search for other business opportunities.  The Company will continue to monitor the current economic and financial market conditions and evaluate their impact on the Company’s liquidity and future prospects.

As at June 30, 2020, the shareholders’ equity of $149,579,014 (2019 - $52,437,424) consisted of common shares of $104,174,967 (2019 - $61,366,160), convertible series I preferred shares of $3,664,799 (2019 - $Nil), convertible series II preferred shares of $63,399,626 (2019 - $Nil), contributed surplus of $11,380,862 (2019 - $5,748,889), cumulative translation adjustment of $1,922,925 (2019 - $Nil) and deficit of $34,964,165 (2019 - $14,677,625).

As at June 30, 2020, there is no commitment for capital expenditures.

CONTRACTUAL OBLIGATIONS

As of June 30, 2019, the Company lease for office space in Toronto expires on September 2, 2020.  The Company’s future total monthly rental payments for the leased premises is approximately $71,531.

OUTSTANDING SHARE DATA

a)Authorized Share Capital: unlimited common shares without par value.

b)Issued and Outstanding as at June 30, 2020;

a.151,421,866 common shares (2019 – 80,962,182),

b.3,181,250 convertible series I preferred shares (2019 – Nil)

c.112,040,549 convertible series II preferred shares (2019 – Nil)

Common Shares

On April 24, 2020, the Company issued 17,133,579 common shares to MAG Sellers on closing of the MAG acquisition.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the six month period ended June 30, 2020

Amended and Restated

On April 24, 2020, as a result of the completion of the reverse takeover transaction, the Company issued 23,464,462 common shares to holders of Tidal common shares.

On April 24, 2020, as a result of the completion of the reverse takeover transaction, the Company issued 7,381,000 common shares to finders.

On April 30, 2020, the Company issued 429,375 common shares pursuant to the exercise of 429,375 warrants for gross proceeds of $343,500.

On May 25, 2020, the Company issued 187,500 common shares pursuant to the exercise of 187,500 warrants for gross proceeds of $150,000.

On June 8, 2020, the Company issued 975,000 common shares pursuant to the exercise of 975,000 stock options for gross proceeds of $487,500.

On June 10, 2020, the Company issued 13,500,000 common shares pursuant to High Times Licensing Agreement.

On June 10, 2020, the Company issued 1,800,000 common shares to finder pursuant to High Times Licensing Agreement.

On June 30, 2020, the Company issued 2,339,200 common shares to investor to settle outstanding advances of $5,848,000.

Convertible Series I Preferred Shares

On April 24, 2020, as a result of the completion of the reverse takeover transaction, the Company issued 3,181,250 convertible series I preferred shares to Tidal shareholders.

Convertible Series II Preferred Shares

On April 24, 2020, the Company issued 101,345,349 to holders of MichiCann convertible series II preferred shares pursuant to Amended Agreement of the reverse takeover transaction.

On April 24, 2020, as a result of the completion of the reverse takeover transaction, the Company issued 7,381,000 convertible series II preferred shares to finders.

On June 8, 2020, the Company issued 975,000 convertible series II  preferred shares pursuant to the exercise of 975,000 stock options for gross proceeds of $487,500.

On June 30, 2020, the Company issued 2,339,200 convertible series II preferred shares to investor to settle outstanding advances of $5,848,000 at a deemed price of $2,50 per unit.

Warrants

During the year ended December 31, 2018, the Company issued 595,430 finders’ warrants with an exercise price of $1.00 per common share of the Company for a period of two years. During the six months ended June 30, 2020, the Company issued 1,186,711 warrants related to the reverse takeover transaction and 4,500,000 special warrants related to the 1251881 B.C. Ltd. acquisition. No warrants were issued during the six months ended 2019.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the six month period ended June 30, 2020

Amended and Restated

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of	Weighted Average
	Warrants	Exercise Price
Balance at December 31, 2018	595,430	$ 1.00
Issued	-	-
Exercised	-	-
Cancelled	-	-
Balance at December 31, 2019	595,430	$ 1.00
Issued	5,686,711	0.42
Exercised	(616,875)	(0.80)
Cancelled	(569,836)	(3,35)
Balance at June 30, 2020	5,095,340	$ 0.12

The following warrants were outstanding at June 30, 2020:

Issue Date	Expiry Date	Exercise Price	Number of Warrants Outstanding	Number of Warrants Exercisable

December 19, 2018	December 19, 2020	$ 1.00	595,340	595,340
June 10, 2020	December 6, 2020	$ 0.00	4,500,000	-
			5,095,340	595,340

Options

On January 11, 2020, the Company granted 100,000 stock options to an employee of the Company.  These options vested 100% on January 11, 2020.

On January 11, 2020, the Company granted 271,429 stock options to an employee of the Company.  These options vest 12.5% on April 11, 2020, 12.5% on July 11, 2020, 12.5% on October 11, 2020, 12.5% on January 11, 2021, 12.5% on April 11, 2021, 12.5% on July 11, 2021, 12.5% on October 11, 2021 and the remaining 12.5% on January 11, 2022.

On April 1, 2020, the Company granted 161,250 stock options to employees of the Company.  These options vest 8.3% on July 1, 2020, 8.3% on October 1, 2020, 8.3% on January 1, 2021, 8.3% on April 1, 2021, 8.3% on July 1, 2021, 8.3% on October 1, 2021, 8.3% on January 1, 2022, 8.3% on April 1, 2022, 8.3% on July 1, 2022, 8.3% on October 1, 2022, 8.3% on January 1, 2023 and 8.3% on April 1, 2023.  These stock options have an exercise price of $1.00 and expire on April 1, 2025.

The options granted during the period ended June 30, 2020 have a fair value of $1,789,891 (2019 - $1,997,115) estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the six month period ended June 30, 2020

Amended and Restated

	2020	2019
Risk-free interest rate	0.59%	2.27%
Expected term (in years)	4.04	5.00
Estimated dividend yield	0%	0%
Estimated volatility	100.00%	100.00%

During the six months ended June 30, 2020, the Company recognized $1,275,228 (2019 - $2,425,730) in share-based compensation under graded vesting.

Options transactions and the number of options outstanding are summarized are as follows:

	Number of	Weighted Average
	Stock Options	Exercise Price
Balance at December 31, 2018	4,500,000	$ 0.50
Granted	2,930,000	1.26
Exercised	-	-
Cancelled	-	-
Balance at December 31, 2019	7,430,000	$ 0.80
Granted	2,331,789	4.36
Exercised	(975,000)	0.50
Cancelled	(187,500)	1.00
Balance at June 30, 2020	8,599,289	$ 1.79

The following options were outstanding and exercisable at June 30, 2020:

Grant Date	Expiry Date	Exercise Price	Number of Options Outstanding	Number of Options Exercisable

June 22, 2018	June 22, 2023	$5.28	468,045	468,045
September 14, 2018	September 14, 2023	USD $3.84	6,250	5,469
October 1, 2018	October 1, 2023	$0.50	3,525,000	2,400,000
December 12, 2018	December 12, 2023	USD $1.84	45,000	33,750
January 15, 2019	January 15, 2024	$1.00	500,000	500,000
January 15, 2019	January 15, 2024	$2.50	600,000	600,000
February 1, 2019	February 1, 2024	$1.00	400,000	250,000
April 1, 2019	April 1, 2024	$1.00	400,000	300,000
April 15, 2019	April 15, 2024	$1.00	12,500	4,250
April 26, 2019	April 26, 2024	$5.44	1,279,815	1,279,815
April 29, 2019	April 29, 2024	$1.00	500,000	500,000
May 13, 2019	May 13, 2024	$1.00	175,000	109,375
May 21, 2019	May 21, 2024	$1.00	30,000	18,750
November 13, 2019	November 13, 2024	$1.00	100,000	16,667
November 22, 2019	November 22, 2024	$1.00	25,000	4,167
January 11, 2020	January 11, 2025	$1.00	371,429	133,929
April 1, 2020	April 1, 2025	$1.00	161,250	-
Balance at June 30, 2020			8,599,289	6,624,217

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the six month period ended June 30, 2020

Amended and Restated

FINANCIAL AND OTHER INSTRUMENTS

The Company’s financial assets and liabilities consist of cash, accounts receivable, loans receivable, call option, accounts payables and accrued liabilities, convertible debentures, and bridge financing.

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s condensed interim statements of financial position as at June 30, 2020 and December 31, 2019 as follows:

	Fair Value Measurements Using

	Quoted prices in	Significant
	active markets	other	Significant
	for identical	observable	unobservable
	instruments	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Balance
	$	$	$	$

June 30, 2020
Cash	2,599,154	-	-	2,599,154
Accounts receivable	2,196,476	-	-	2,196,476
Loans receivable	90,162,604	-	-	90,162,604
Refundable deposits	340,700	-	-	340,700
Call option	-	-	19,828,224	19,828,224
Total	95,298,934	-	19,828,224	115,127,158

Accounts payable and accrued liabilities	6,803,649	-	-	6,803,649
Credit facility	67,799,300	-	-	67,799,300
Loan payable	2,536,824	-	-	2,536,824
Total	77,139,773	-	-	77,139,773

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the six month period ended June 30, 2020

Amended and Restated

December 31, 2019
Cash	1,378,687	-	-	1,378,687
Accounts receivable	1,463,388	-	-	1,463,388
Loans receivable	72,923,991	-	-	72,923,991
Refundable deposits	10,605,100	-	-	10,605,100
Call option	-	-	19,547,757	19,547,757
Total	86,371,166	-	19,547,757	105,918,923

Accounts payable and accrued liabilities	1,334,370	-	-	1,334,370
Convertible debentures	17,597,600	-	-	17,597,600
Credit facility	36,610,075	-	-	36,610,075
Total	55,542,045	-	-	55,542,045

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.  The three levels of the fair value hierarchy are:

•Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities

•Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, and

•Level 3 – valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

On January 4, 2019, the Company entered a Put/Call Option Agreement with PharmaCo.  The call option is financial instrument measured at fair value through profit or loss.  As at June 30, 2020, the fair value of the call option was determined to be $19,828,224 (December 31, 2019 - $19,547,757).  During the period ended June 30, 2020, the Company recorded revaluation of call option of $1,420,001 (2019 - $2,008,403).

The fair values of other financial instruments, which include accounts payable and accrued liabilities and loans receivable, approximate their carrying values due to the relatively short-term maturity of these instruments.

(a)Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and loans receivable. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. Deposits held with these institutions may exceed the amount of insurance provided on such deposits. The Company is exposed to significant credit risk on its loans receivable. The carrying amount of financial assets represents the maximum credit exposure.

(b)Foreign Exchange Rate

The Company has cash and loans receivable denominated in US dollars and, as a consequence, the financial results of the Company’s operations as reported in Canadian dollars are subject to changes in the value of the Canadian dollar relative to the US dollar. Therefore, exchange rate movements in the US dollar can have a significant impact on the Company’s operating results due to the translation of monetary assets.

At June, 2020, a 5% (2019 – 4%)  strengthening (weakening) of the Canadian dollar against the US dollar would have increased (decreased) the Company’s net income/loss by approximately $368,000 (2019 - $2,064,000)

(c)Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. Interest earned on cash and cash equivalents is at nominal interest rates, and therefore the Company does not consider interest rate risk to be significant.

As at June 30, 2020, the interest rate on loans receivable and convertible debentures is fixed based on the contracts in place. As such, the Company is exposed to interest rate risk to the extent of these financial assets and liabilities.

(d)Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the six month period ended June 30, 2020

Amended and Restated

As at June 30, 2020, the Company had a cash balance of $2,599,154 (December 31, 2019 - $1,378,687) available to apply against short-term business requirements and current liabilities of $22,860,486 (December 31, 2019 - $55,542,045). All of the liabilities presented as accounts payable and accrued liabilities are due within 90 days of June 30, 2020.

CREDIT FACILITY

On January 10, 2020, the existing facility was amended (the “Amended Facility”) pursuant to an amended and restated agreement between the Lender, the Company (as guarantor) and PharmaCo, RWB Illinois, Inc. (“RWB”) and MAG (collectively as borrowers).

The Amended Facility increased the facility limit to USD $49,750,000 in the aggregate of which USD $27,000,000 was to refinance the existing facility and USD $22,750,000 was used to complete the MAG acquisition and for general corporate and operating purposes.

The obligations under the Amended Facility are due and payable on the earlier of:

a)the termination date (being July 10, 2021 subject to the right of the Borrowers to extend the termination date by paying a 1% fee for two additional six-month periods for a total of 30 months); and

b)the acceleration date (being the earlier of the date of an insolvency event or that a demand notice is delivered pursuant to the terms of the Amended Facility).

In respect of the advance made by the Lender to the Borrowers under the Facility, the Borrowers agreed to pay the Lender:

a)Interest at the prime rate plus 12% per annum calculated and compounded monthly, payable monthly in arrears on the last day of each month; and

b)A work fee equal to $1,492,500 (the “Amended Work Fee”) (paid by the Company)

LOAN PAYABLE

The Company’s loan payable consists of a loan with a commercial lender acquired with the acquisition of Mid-American Growers, Inc. The principal of USD $1,676,000 bears interest at 1% per annum. The Company is required to make monthly repayments of USD $89,335 until April 6, 2022 at which point the loan will be fully repaid. As of June 30, 2020 $1,095,706 of the loan is payable within 12 months and is classified as a current liability on the condensed interim statements of financial position. The remaining $1,441,118 payable is classified as a non-current liability.

SIGNIFICANT ACCOUNTING POLICIES

The following outlines use of estimates and judgements in the preparation of these condensed interim consolidated financial statements, and significant accounting policies of the Company which have not been included in the Company’s annual audited consolidated financial statements for the year ended December 31, 2019:

Biological assets

While the Company’s biological assets are within the scope of IAS 41 Agriculture, the direct and indirect costs of biological assets are determined using an approach similar to the capitalization criteria outlined in IAS 2 Inventories.  They include the direct cost of seeds and growing materials as well as other direct costs such as utilities and supplies used in the growing process.  Indirect labour for individuals involved in the growing and quality control process is also included, as well as depreciation on production equipment and overhead costs.  Direct and indirect costs of biological assets are capitalized based on

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the six month period ended June 30, 2020

Amended and Restated

standard costing as they are incurred and they are all subsequently recorded within the line item ‘cost of sales’ in profit or loss in the period that the related product is sold.  The variance between amount capitalized based on standard costing and actual costs is recorded within the line item ‘cost of sales’ in profit or loss in the period that related costs are incurred.  Unrealized fair value gains/losses on growth of biological assets are recorded in a separate line on the face of the consolidated statements of comprehensive loss.  Biological assets are measured at their fair value less costs to sell on the consolidated statements of financial position.

Inventory

The direct and indirect costs of inventory initially include the fair value of the biological asset at the time of harvest.  They also include subsequent costs such as materials, labour and depreciation expense on equipment involved in packaging, labeling and inspection.  All direct and indirect costs related to inventory are capitalized as they are incurred and they are subsequently recorded within ‘cost of sales’ in profit or loss at the time hemp is sold, except for realized fair value amounts included in inventory sold which are recorded as a separate line on the face of the consolidated statements of comprehensive loss.  Inventory is measured at lower of cost or net realizable value on the consolidated statements of financial position.

Revenue recognition

The Company follows the following steps for accounting for revenue from contracts with customers:

(1)Identify the contract with customer

(2)Identify the performance obligation(s)

(3)Determine the transaction price

(4)Allocate the transaction price to the performance obligation(s)

(5)Recognize revenue when/as performance obligations(s) are satisfied

Revenue from the direct sale of hemp to customers for a fixed price is recognized when the Company transfers control of the goods to the customer at the point of sale and customer has paid for the goods.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period.  Estimates and assumptions may be revised as new information is obtained, and are subject to change.  The Company’s accounting policies and estimates used in the preparation of the consolidated financial statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process. In preparing these MD&A, management has made significant assumptions regarding the circumstances and timing of the transactions contemplated therein, which could result in a material adjustment to the carrying amount of certain assets and liabilities if changes to the assumptions are made.

The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are consistent with those disclosed in the notes to the consolidated financial statements for the year ended December 31, 2019.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the six month period ended June 30, 2020

Amended and Restated

ADOPTION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

IFRS 16 Leases

The Company adopted IFRS 16 Leases (“IFRS 16”) effective January 1, 2019. This new standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both the lessee and the lessor. The new standard introduces a single lessee accounting model that requires the recognition of all assets and liabilities arising from a lease. The main features of the new standard are as follows:

•An entity identifies as a lease a contract that conveys the right to control the use of an identified asset for a period in exchange for consideration.

•A lessee recognizes an asset representing the right to use the leased asset, and a liability for its obligation to make lease payments. Exceptions are permitted for short-term leases and leases of low-value assets.

•A lease asset is initially measured at cost, and is then depreciated similarly to property, plant and equipment. A lease liability is initially measured at the present value of the unpaid lease payments.

•A lessee presents interest expense on a lease liability separately from depreciation of a lease asset in the statement of profit or loss and other comprehensive income.

•A lessor continues to classify its leases as operating leases or finance leases, and to account for them accordingly.

•A lessor provides enhanced disclosures about its risk exposure, particularly exposure to residual-value risk.

The new standard supersedes the requirements in IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases – Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

The Company reviewed its operations and noted no material impact on the adoption of IFRS 16.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the six month period ended June 30, 2020

Amended and Restated

RELATED PARTY TRANSACTIONS

Key management compensation

Key management personnel include the directors and officers of the Company. Key management compensation consists of the following:

	June 30, 2020 $	June 30, 2019 $
Consulting fees paid or accrued to a company controlled by the director of the Company	98,850	27,000
Salary paid to management of the company	248,812	-
Share-based compensation	115,913	301,745

i)$179,250 (June 30, 2019 - $Nil) of salaries were accrued to Brad Rogers, the Company’s Chief Executive Officer.

ii)$69,562 (June 30, 2019 - $Nil) of salaries were paid to David Quinn, the Company’s former Chief Financial Officer.

iii)$98,950 (June 30, 2019 - $27,000) of consulting fees,  $17,850 was paid to Executive Management Solutions Ltd., a company controller by director of the Company, and $81,000 was accrued to Marchese Design Inc., a company controlled by a director of the Company.

There were no post-employment benefits, termination benefits or other long-term benefits paid to key management personnel for the six months ended June 30, 2020 and 2019.

Related party liabilities

The following amounts are included in accounts payable and accrued liabilities as at June 30, 2020 and December 31, 2019:

	June 30, 2020 $	December 31, 2019 $
Marchese Design Inc.	81,000	-
David Quinn	-	29,876
Brad Rogers	524,906	347,281
Total related party payables	605,906	377,157

Amounts due to related parties have no stated terms of interest and/or repayment, and are unsecured.

OFF-BALANCE SHEET ARRANGEMENTS

The Company did not enter into any off-balance sheet arrangements during the period.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the six month period ended June 30, 2020

Amended and Restated

OUTSTANDING SHARES DATA AS OF REPORT DATE:

Issued and outstanding common shares	151,921,886
Series I preferred shares	3,181,250
Series II preferred shares	112,540,549
Warrants outstanding	5,095,340
Stock options outstanding	8,336,789

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, including the consolidated financial statements, is the responsibility of Management.  In the preparation of these statements estimates are sometimes necessary to make a determination of future values for certain assets or liabilities.  Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying consolidated financial statements.

Risks

The investment in the common shares must be regarded as highly speculative due to the proposed nature of the Company’s business and its present stage of operations.

There can be no assurance that an active and liquid market for the Company’s common shares will develop and an investor may find it difficult to resell the common shares.

CONTROLS AND PROCEDURES

The Chief Executive Officer ("CEO") and Chief Financial Officer (“CFO”) are responsible for designing internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external purposes in accordance with IFRS. The design of the Company’s internal control over financial reporting was assessed as of the date of this MD&A.

Based on this assessment, it was determined that certain weaknesses existed in internal controls over financial reporting. As indicative of many small companies, the lack of segregation of duties and effective risk assessment were identified as areas where weaknesses existed. The existence of these weaknesses is to be compensated for by senior management monitoring, which exists. The officers will continue to monitor very closely all financial activities of the Company and increase the level of supervision in key areas. It is important to note that this issue would also require the Company to hire additional staff in order to provide greater segregation of duties. Since the increased costs of such hiring could threaten the Company’s financial viability, management has chosen to disclose the potential risk in its filings and proceed with increased staffing only when the budgets and workload will enable the action. The Company has attempted to mitigate these weaknesses, through a combination of extensive and detailed review by the CEO of the financial reports.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the six month period ended June 30, 2020

Amended and Restated

OUTLOOK

Although current management has demonstrated its ability to raise funds in the past, with the current financial market conditions and global economic uncertainty, there can be no assurance they will be able to do so in the future.  The financial results and discussion do not include the adjustments that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

SUBSEQUENT EVENTS

Letter of intent with Platinum Vape

On July 21, 2020, the Company entered a letter of intent (“LOI”) with various entities operating under the Platinum Vape umbrella (“PV”). On August 31, 2020, the LOI was superseded by a securities purchase agreement (“Securities Purchase Agreement”). Under the terms of the Securities Purchase Agreement, the Company will acquire all of the issued and outstanding shares of PV for consideration is as follows:

•USD $7,000,000 in cash paid on closing;

•USD $13,000,000 in cash paid 120 days after the closing date;

•A USD $15,000,000 convertible promissory note with a term of three years that may be converted into common shares of the Company at a price of USD $0.57 per common share. The convertible promissory note shall be secured by the PV assets and ownership interests therein; and

•Cash or common shares of the Company with the equivalent value of USD $25,000,000 payable based on achievement of the following milestones during the 12-month period immediately following the closing:

oUSD $7,500,000 paid on PV achieving revenue of USD $80,000,000;

oUSD $7,500,000 paid on PV achieving revenue of USD $90,000,000; and

oUSD $10,000,000 paid on PV achieving revenue of USD $100,000,000.

On September 14, 2020, the Company closed the Securities Purchase Agreement. The transaction will be treated as a business combination as PV is deemed to be a business in accordance with IFRS 3. The assets and liabilities of PV cannot be disclosed at this time because the Company is still in the process of completing the closing balance sheet and the valuation of the assets and liabilities acquired.

Notice of Exercise for PharmaCo

On July 24, 2020, the Company provided notice to PharmaCo its intention to exercise its option to acquire all of the outstanding common shares of PharmaCo (“PharmaCo Common Shares”). As consideration for the PharmaCo Common Shares, the Company will issue 37,000,000 common share and 37,000,000 convertible series II preferred shares. PharmaCo has processes capable of generating outputs; therefore, PharmaCo meets the definition of a business. Accordingly, as PharmaCo qualifies as a business in accordance with IFRS 3 Business Combinations, the acquisition will be accounted for as a business combination. The Company is in the process of assessing the financial implications of the business combination. The acquisition is subject to approval of the regulatory authorities.

Growing and sales agreement with 39 Industries, LLC

On July 24, 2020, the Company entered a growing and sales agreement (“G&S Agreement”) with 39 Industries, LLC (“39 Hemp”). Under the terms of the G&S Agreement 39 Hemp with provide deliveries of Purple Goliath Hemp Seeds (the “Seeds”) throughout 2020 to 2022. The Company will cultivate the seeds and harvest and process or leave unprocessed the resulting hemp plants from the Seeds.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the six month period ended June 30, 2020

Amended and Restated

Partnership agreement with Avicanna Inc.

On August 11, 2020, the Company entered a distribution agreement with Avicanna Inc. (“Avicanna”). Under the terms of the distribution agreement, the Company will obtain the right to be the exclusive distributor of Avicanna’s ‘Pura H&W’ branded cosmetic products and also have the right to purchase Avicanna’s cosmetic products for distribution. As consideration for the distribution agreement, the Company shall pay Avicanna an upfront licensing fee of USD $250,000 along with minimum purchase requirements as follows:

•Year 2: 50,000 units

•Year 3: 100,000 units

•Year 4: 120,000 units

•Year 5: 160,000 units

Bought deal financing agreement

On August 25, 2020, the Company entered into an underwriting agreement with PI Financial Corp. and Eight Capital (the “Underwriters”) to act as co-lead underwriters, on behalf of a syndicate of underwriters, pursuant to which the underwriters will purchase, on a bought-deal basis, units of the Company. Under the terms of the underwriting agreement, the Company will sell 29,000,000 units at a price of $0.75 per unit for aggregate gross proceeds of $21,750,000. Each unit shall consist of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $1.00 per share for a period of 24 months.

In connection with Offering, the Company has granted the Underwriters an option, exercisable in whole or in part at any time for a period of 30 days following the closing date of the offering, to increase the offering by up to an additional 4,350,000 units for additional gross proceeds of up to $3,262,500 for total aggregate gross proceeds of $25,012,500, assuming the full exercise of the over-allotment option.

The Company has agreed to pay a cash commission of 6.0 per cent of the gross proceeds of the offering and will issue to the underwriters compensation options equal to 6.0 per cent of the aggregate number of units sold under the offering. The compensation options will be exercisable into units of the company at a price per compensation option equal to the offering price for a period of 24 months from the closing of the offering.

Convertible debenture

On September 11, 2020, the Company issued a $10,000,000 principal amount convertible debenture to an arm’s-length investor by way of a private placement. The convertible debenture bears interest at the rate of 5% per annum, is unsecured and matures on the date of closing of the Company’s bought deal financing. The convertible debenture is automatically convertible into units of the Company at a price of $0.75 per unit should there be either a liquidation event or the bought deal financing terminates. Each units will consist of one common share of the Company and one common share purchase warrant. Each whole warrant is exercisable into one common share at a price of $1.00 per warrant for a period of 24 months from the date of issuance. If at any time prior to the expiry date, the weighted average trading price of the common share exceeds $1.50 for a period of 10 consecutive trading days, the Company may provide written notice to the holder that the warrants will expire on the 30th days following the notice.

OTHER INFORMATION

Additional information about the Company is available on SEDAR at www.sedar.com.